  EXHIBIT 99.3

February 14, 2019	News Release 19-03

Pretivm Reports 2018 Results and 2019 Outlook

Brucejack Generates Cash from Operations of $197 Million in 2018

Vancouver, British Columbia, February 14, 2019; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) reports financial and operating results for the fourth quarter and year-end 2018 and outlook for 2019.

All amounts are in US dollars unless otherwise noted. This release should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (“MD&A”) available on the Company’s website and on SEDAR and EDGAR.

“In our first full year of production we generated almost $200 million in cash from operations, producing over 376,000 ounces of gold with an average realized cash margin of $608 per ounce of gold sold,” said Joseph Ovsenek, President & CEO of Pretivm. “Our All-In Sustaining Cost for the second half of 2018 was $745, which was well within our financial guidance of $710 to $770 per ounce of gold sold. With fourth quarter adjusted earnings of over $20 million, this is our sixth consecutive quarter with positive adjusted earnings - every quarter since the start of commercial production.”

Full-Year 2018 Financial Summary

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Revenue of $454.6 million on 367,428 ounces of gold sold.

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Total cost of sales $303.9 million or $827 per ounce of gold sold1.

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All-in Sustaining Cost (“AISC”)1 of $764 per ounce of gold sold.

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Generated $197.2 million cash from operating activities.

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Achieved an average realized cash margin1 of $608 per ounce of gold sold.

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Earnings from mine operations1 of $150.6 million.

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Net earnings of $36.6 million ($0.20 per share).

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Adjusted earnings1 of $99.3 million ($0.54 per share1).

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Cash and cash equivalents balance of $45.4 million as at December 31, 2018.

Full-Year 2018 Milestones

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Production of 376,012 ounces of gold at a mill feed grade of 11.9 grams per tonne gold.

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Repurchased 100% of the 8% gold and silver stream that was sold as part of the construction financing package for $237 million.

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Closed a $480.0 million debt facility to refinance the existing construction credit facility.

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Reduced total debt by approximately $180 million with the repurchase of the stream and refinancing of the construction credit facility and substantially reduced our average financing cost.

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Received amended permits to increase production 40% to an annual rate of 1.387 million tonnes (daily average of 3,800 tonnes).

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Reconciliation to the Valley of the Kings global resource model for 2018 was improved to approximately 90% from 75-80% in 2017.

Fourth Quarter 2018 Summary

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Production of 96,342 ounces of gold at a mill feed grade of 11.5 grams per tonne gold.

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Revenue of $108.6 million on 89,011 ounces of gold sold.

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Total cost of sales $72.5 million or $814 per ounce of gold sold1.

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AISC of $784 per ounce of gold sold1.

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Earnings from mine operations1 of $36.1 million.

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Net earnings of $2.8 million ($0.01 per share).

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Adjusted earnings1 of $20.2 million ($0.11 per share1).

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Generated $42.9 million cash from operating activities.

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Achieved an average realized cash margin1 of $594 per ounce of gold sold.

 1 Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release for reconciliation.

2019 Outlook

“We are well-positioned to generate significant free cash flow in 2019. With our permit to increase production in hand, our focus in 2019 will be on building sustainable mining and milling operations at 3,800 tonnes per day. The variable nature of the Brucejack gold mineralization is well documented, and we are leveraging the experience gathered from mining over 1.5 million tonnes of ore to enable us to mine for maximum value.”

2019 production and financial guidance

Gold production at Brucejack for 2019 is expected in the range of 390,000 ounces to 420,000 ounces with gold production guidance accounting for the planned production ramp-up from 2,700 tonnes per day to 3,800 tonnes per day over the course of 2019. Production is expected to average 3,500 tonnes per day in 2019, with production starting the year off at roughly 3,000 tonnes per day and ramping up to 3,800 tonnes per day by year end. Gold grade is expected to average approximately 10.4 grams per tonne over the course of 2019. The lower grade in 2019 reflects the sequencing of stopes in the mine plan to achieve the development ramp up to the 3,800 tonnes per day production rate, working within geotechnical and ventilation constraints. The average gold grade is representative of the areas to be mined in 2019 and is not representative of the estimated life of mine grade, which will be provided in the second quarter (see Updated Mineral Resource and Mineral Reserve Estimates below). Guidance for 2019 is subject to change contingent on the success of production ramp-up, with grade and tonnes increasing through the second half of the year.

AISC for the 2019 fiscal year is expected to range from $775 per ounce gold sold to $875 per ounce gold sold. AISC includes $15 million for one-time sustaining capital expenditures such as access road and camp upgrades, an underground maintenance shop and a back-up underground paste booster pump. AISC also includes approximately $23 million for growth-oriented expenses such as resource expansion drilling and an additional 300 meters per month of underground development associated with the production ramp-up from 2,700 to 3,800 tonnes per day (an increase from 700 meters per month to 1, cv More000 meters per month).

Debt and Debt Reduction

On December 18, 2018, the Company completed a $480.0 million senior secured loan facility with a syndicate of financial institutions to refinance the existing construction credit facility. The loan facility is comprised of a $250.0 million senior secured amortizing non-revolving credit facility and a $230.0 million senior secured revolving credit facility.

In December 2018 we reduced our total debt by approximately $180 million and substantially reduced our cost of debt.

The Company is targeting debt reduction of approximately $140 million from operating cash flow during 2019, based on a gold price of $1,250 per ounce and a USD:CAD exchange rate of 0.78.

Under the senior secured loan facility, up to $40 million is available annually, commencing in 2020, to repurchase shares or pay dividends, subject to compliance with certain financial covenants.

Updated Mineral Resource and Mineral Reserve Estimates

Updated Mineral Resource and Mineral Reserve estimates for the Valley of the Kings and an updated life of mine plan for the Brucejack Mine will be provided early in the second quarter of 2019.

A webcast technical session with management is planned to coincide with the release of these updates and will also provide an overview of grade reconciliation, updated geological interpretation and mining initiatives among other things.

2018 Reconciliation

Reconciliation to the Valley of the Kings global resource model for the period January 1, 2018 to December 31, 2018 was approximately 90%. The modeled ounces for the areas mined during 2018 were predicted to be 424,760 ounces (delivered to the mill) at 13.23 grams per tonne and 998,854 tonnes; while the actual ounces for the areas mined were determined to be 384,889 ounces (delivered to the mill) at 11.90 grams per tonne and 1,005,603 tonnes. The reconciliation to the resource model for the period April 1, 2018 to December 31, 2018 improved to approximately 92% when the grade control program became fully operational. The modeled gold ounces for the areas mined for this nine month period were predicted to be 331,672 ounces (delivered to the mill) at 13.08 grams per tonne and 788,480 tonnes; while the actual gold ounces for the areas mined were determined to be 308,073 ounces (delivered to the mill) at 12.88 grams per tonne and 744,160 tonnes. Reconciliation improved in 2018 compared to the period August 1, 2017 to December 31, 2017 when reconciliation to the resource model was approximately 75% to 80%. In 2018, ore was mined from 47 stopes over eight levels from the 1200-meter to the 1410-meter level across a distance ranging 290 meters east to west and 155 meters north to south.

Fourth Quarter and Full-Year 2018 Production Overview

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Production totaled 96,342 ounces of gold and 113,886 ounces of silver in the fourth quarter 2018. Gold production increased 37% to the comparable period in 2017 when 70,281 ounces of gold were produced. Annual 2018 production totaled 376,012 ounces of gold and 422,562 ounces of silver. There is no comparable data for 2017 as the mine operations only include production for the six months in 2017 after commercial production was achieved on July 1, 2017.

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Process plant throughput averaged 2,903 tonnes per day for a total of 267,048 tonnes of ore in the fourth quarter 2018 compared to 2,951 tonnes per day for a total of 271,501 tonnes of ore in the fourth quarter 2017. The 2018 process plant throughput averaged 2,755 tonnes per day for a total of 1,005,603 tonnes of ore.

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Mill feed grade averaged 11.5 grams per tonne gold in the fourth quarter 2018 compared to 8.2 grams per tonne gold in the fourth quarter 2017. The increase in mill feed grade was the result of the improved stope availability and an operational grade control system. The mill feed grade averaged 11.9 grams per tonne gold in 2018.

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Gold recoveries increased to 97.0% in the fourth quarter 2018 from 95.8% in the fourth quarter 2017 as a result of mill optimization. Annual 2018 recoveries averaged 97.3%.

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Mining rate averaged 3,078 tonnes per day for a total of 283,136 tonnes of ore mined in the fourth quarter 2018 compared to 3,051 tonnes per day for a total of 280,671 tonnes of ore mined in the fourth quarter 2017. The 2018 mining rate averaged 2,891 tonnes per day for a total of 1,055,208 tonnes of ore mined.

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On December 14, 2018, the Company received the amended permits to increase the Brucejack Mine production rate to 3,800 tonnes per day. The amended permits allow for a production increase to an annual rate of 1.387 million tonnes from 0.99 million tonnes (daily average of 3,800 tonnes from 2,700 tonnes).

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Mine development advanced at a rate of approximately 820 meters per month during the quarter. Mine development will increase to approximately 1,000 meters per month to support the ramp-up to a 3,800 tonnes per day production rate by year end.

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Minor mill upgrades to support the production rate increase will be completed during regularly scheduled mill shutdowns in 2019 with a corresponding ramp-up to 3,800 tonnes per day production rate by year end. These upgrades are estimated to cost less than $15 million.

Operating Results
	Three months ended December 31,			For the year ended December 31,
		2018	2017	2018	2017(1)

Ore mined	t	283,136	280,671	1,055,208	552,205
Mining rate	tpd	3,078	3,051	2,891	3,001

Ore milled	t	267,048	271,501	1,005,603	532,763
Head grade	g/t Au	11.5	8.2	11.9	9.4
Recovery	%	97.0	95.8	97.3	96.2
Mill throughput	tpd	2,903	2,951	2,755	2,895

Gold ounces produced	oz	96,342	70,281	376,012	152,484
Silver ounces produced	oz	113,886	96,004	422,562	179,237

Gold ounces sold	oz	89,011	86,514	367,428	141,927
Silver ounces sold	oz	82,380	107,900	372,090	127,746
The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).
(1) Data for the year ended December 31, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to December 31, 2017.

Fourth Quarter Financial Overview

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Revenue of $108.6 million compared to revenue of $107.1 million in the fourth quarter 2017. Revenue includes a gain on trade receivables at fair value related to provisional pricing adjustments of $0.3 million. The Company generated $454.6 million in revenue in 2018. There is no comparable data for 2017 as the Company did not start mine operations until commercial production was achieved on July 1, 2017.

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The Company sold 89,011 ounces of gold at an average realized price1 of $1,204 per ounce generating $107.2 million in revenue. Treatment costs and refining charges associated with concentrate sales, in the amount of $4.5 million, were included within concentrate revenue. The average London Bullion Market Association AM and PM market price over the quarter ended December 31, 2018 was $1,227 per ounce. In the comparable period in 2017, the sale of 86,514 ounces of gold contributed $104.8 million at an average realized price of $1,211 per ounce. In 2018, the Company sold 367,428 ounces of gold at an average price of $1,231 per ounce, generating $452.3 million in revenue.

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Total cost of sales was $72.5 million or $814 per ounce of gold sold. In the fourth quarter 2017, total cost of sales was $80.2 million or $927 per ounce of gold sold. Total cost of sales includes production costs, depreciation and depletion, royalties and selling costs. 2018 total cost of sales was $303.9 million or $827 per ounce.

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Total cash cost1 was $610 per ounce of gold sold and AISC was $784 per ounce of gold sold. In the fourth quarter 2017, total cash cost was $700 per ounce of gold sold and AISC was $893 per ounce of gold sold. In 2018 total cash cost was $623 per ounce of gold sold and AISC was $764 per ounce of gold sold.

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Sustaining capital expenditures amounted to $3.7 million compared to $4.5 million in the fourth quarter 2017. Full year 2018 sustaining capital incurred was $16.5 million.

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Earnings from mine operations1 were $36.1 million compared to $26.9 million in the fourth quarter 2017. Full year 2018 earnings from mine operations were $150.6 million.

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Net earnings were $2.8 million compared to a net loss of $2.7 million in the fourth quarter 2017. Full year 2018 net earnings were $36.6 million.

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Adjusted earnings were $20.2 million compared to $12.7 million in the fourth quarter 2017. Full year 2018 adjusted earnings were $99.3 million.

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Cash generated from operating activities was $42.9 million compared to $33.4 million in the fourth quarter 2017. Full year 2018 cash generated from operations was $197.2 million.

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Average realized cash margin was $594 per ounce of gold sold compared to $511 per ounce of gold sold in the fourth quarter of 2017. Full year 2018 average realized cash margin was $608 per ounce of gold sold.

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Cash and cash equivalents were $45.4 million as at December 31, 2018 compared to $56.3 million at December 31, 2017.

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On December 18, 2018 the Company repurchased 100% of the callable 8% precious metals stream for $237.0 million. The stream was sold by Pretivm as part of the construction financing package for the Brucejack Mine.

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On December 18, 2018, the Company completed a $480.0 million senior secured loan facility with a syndicate of financial institutions to refinance the existing construction credit facility. The loan facility is comprised of a $250.0 million senior secured amortizing non-revolving credit facility and a $230.0 million senior secured revolving credit facility.

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Under the senior secured loan facility, up to $40 million is available annually, commencing in 2020, to repurchase shares or pay dividends, subject to compliance with certain financial covenants.

Financial Results
In thousands of USD,	Three months ended December 31,			Year ended December 31,
except for per ounce data		2018	2017	2018	2017(1)

Revenue		$108,596	107,058	454,556	177,933
Earnings from mine operations (2)		$36,117	26,890	150,629	52,853
Net earnings (loss) for the period		$2,847	(2,720)	36,620	(16,453)
Per share - basic	$/share	0.01	(0.01)	0.20	(0.09)
Per share - diluted	$/share	0.01	(0.01)	0.20	(0.09)

Adjusted earnings (2)		$20,177	12,742	99,349	17,426
Per share - basic (2)	$/share	0.11	0.07	0.54	0.10

Total cash and cash equivalents		$45,407	56,285	45,407	56,285
Cash generated from operating activities		42,886	33,408	197,244	73,321
Total assets		$1,613,418	1,671,537	1,613,418	1,671,537
Long-term debt (3)		$456,254	293,029	456,254	293,029

Total cash costs (2)	$/oz	610	700	623	683
All-in sustaining costs (2)	$/oz	784	893	764	852

Average realized price (2)	$/oz	1,204	1,211	1,231	1,239
Average realized cash margin (2)	$/oz	594	511	608	556

(1) Data for the year ended December 31, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to December 31, 2017.
(2) Refer to the "Non-IFRS Financial Performance Measures" section for a reconciliation of these amounts.
(3) Long-term debt does not include the current portion of the Company’s senior secured loan facility and the offtake obligation in the amount of $85,961 as at December 31, 2018.

2019 Brucejack Mine Drill Program

Valley of the Kings Resource Expansion Drilling

The 2019 underground exploration drill program will be primarily focused on expanding the current mineral resource and reserve at the Valley of the Kings. Zones at depth, to the east, west and north-east of the Valley of the Kings resource will be drilled as part of an approximately 70,000-meter drill program planned for 2019.

Areas at depth below, to the east and to the north-east of the currently defined mineral resource are considered highly prospective for additional resource expansion. Previous drilling programs indicated the continuation of high grade gold mineralization vertically below the deposit, as well as to the east. Furthermore, a re-interpretation of previous drill results indicates the presence of a repetition, through faulting, of the key stratigraphy that hosts high-grade gold mineralization in the Valley of the Kings.

Underground Exploration Drilling for Porphyry Source

In 2018, two 1,500-meter holes drilled east from the Valley of the Kings intersected Brucejack-style mineralization throughout (see news release dated June 18, 2018). Drilling demonstrated mineralization continuity between the Valley of the Kings and the Flow Dome Zone, an area approximately 1,000 meters east of the Brucejack Mine.

In addition, the drilling intersected anomalous copper and molybdenum mineralization, which coupled with mineralogical indicators, suggest proximity to porphyry-style mineralization at depth. Over the summer of 2018, a surface geophysical program along with mineral chemistry evaluation was conducted to follow-up on the successful underground exploration drilling.

The drill results, along with geophysics and mineral chemistry, are currently being integrated to refine targeting of this zone for subsequent drilling. Plans are to drill two targeted holes to further test the porphyry potential below the Flow Dome Zone.

Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Pretium Resources Inc. is the QP responsible for the Brucejack Mine grade control program and reconciliation of 2018 production along with the Brucejack Mine resource and exploration drilling, and has reviewed and approved the scientific and technical information contained in this news release relating thereto.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Mine development, and has reviewed and approved the scientific and technical information contained in this news release relating thereto.

Our audited consolidated Financial Statements and MD&A for the years ended December 31, 2018 and 2017 are filed on SEDAR and EDGAR and are available on our website at www.pretivm.com.

Webcast and Conference Call

The webcast and conference call to discuss the fourth quarter and full year 2018 operational and financial results will take place Friday, February 15, 2019 at 7:00 am PT (10:00 am ET).

Webcast and conference call details:

Friday, February 15, 2019 at 7:00 am PT (10:00 am ET)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

A recorded playback will be available until March 1, 2019:

Toll Free (North America)	1-800-319-6413
Access Code	2560

About Pretivm

Pretivm is emerging as the premier low-cost intermediate gold producer with production at the high-grade underground Brucejack Mine in northern British Columbia now at steady state.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures in this new release. Refer to the Company’s MD&A for an explanation and discussion of non-IFRS measures. The Company believes that these measures, in addition to measures prepared in accordance with IFRS, provide readers an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”). These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Cost of sales per ounce of gold sold

The Company reports cost of sales on a gold ounce sold basis. Management uses this metric as a tool to monitor total operating cost performance which includes non-cash items such as depreciation and depletion and site share-based compensation.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measure disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD, except for per ounce data	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017(1)

Gold ounces sold	89,011	86,514	367,428	141,927

Cost of sales per ounce sold reconciliation
Cost of sales	$72,479	$80,168	$303,927	$125,080
Cost of sales per ounce of gold sold	$814	$927	$827	$881
(1) Data for the year ended December 31, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to December 31, 2017.

Total cash costs

Total cash costs is a common financial performance measure in the gold mining industry but has no standard meaning. The Company reports total cash costs on a gold ounce sold basis. The Company believes that, in addition to measures prepared in accordance with IFRS, such as revenue, certain readers can use this information to evaluate the Company’s performance and ability to generate operating earnings and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating cost performance.

Total cash costs include cost of sales such as mining, processing, maintenance and site administration, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, site share-based compensation and silver revenue divided by gold ounces sold to arrive at total cash costs per ounce of gold sold. Other companies may calculate this measure differently.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measure disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD, except for per ounce data	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017(1)

Gold ounces sold	89,011	86,514	367,428	141,927

Total cash costs reconciliation
Cost of sales	$72,479	$80,168	$303,927	$125,080
Less: Depreciation and depletion	(16,524)	(17,272)	(67,340)	(25,378)
Less: Site share-based compensation	(523)	(703)	(2,332)	(827)
Less: Silver revenue	(1,150)	(1,670)	(5,362)	(1,994)
Total cash costs	$54,282	$60,523	$228,893	$96,881
Total cash costs per ounce of gold sold	$610	$700	$623	$683
 (1) Data for the year ended December 31, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to December 31, 2017.

All-in sustaining costs

The Company believes that AISC more fully defines the total costs associated with producing gold. AISC is calculated based on the definitions published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world). The WGC is not a regulatory organization. The Company calculates AISC as the sum of total cash costs (as described above), sustaining capital expenditures (excluding expansion capital related to the 3,800 tonne per day expansion project), accretion on decommissioning and restoration provision, treatment and refinery charges netted against concentrate revenue, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount.

Effective January 1, 2019, the Company will adopted the WGC’s revised definition for AISC which will include cash payments from sustaining leases to account for the adoption of IFRS 16, Leases.

Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise due to a different definition of sustaining versus non-sustaining capital.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD, except for per ounce data	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017(1)
Gold ounces sold	89,011	86,514	367,428	141,927
All-in sustaining costs reconciliation
Total cash costs	$54,282	$60,523	$228,893	$96,881
Sustaining capital expenditures(2)	3,720	4,533	16,533	8,059
Accretion on decommissioning and restoration provision	136	137	568	283
Treatment and refinery charges	4,410	5,705	16,797	6,749
Site share-based compensation	523	703	2,332	827
Corporate administrative costs(3)	6,728	5,669	15,662	8,153
Total all-in sustaining costs	$69,799	$77,270	$280,785	$120,952
All-in sustaining costs per ounce of gold sold	$784	$893	$764	$852
(1) Data for the year ended December 31, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to December 31, 2017.
(2) Sustaining capital expenditures includes deferred development costs.
(3) Includes the sum of corporate administrative costs per the statement of earnings (loss) and comprehensive earnings (loss), excluding depreciation within those figures.

Average realized price and average realized cash margin

Average realized price and average realized cash margin per ounce sold are used by management and readers to better understand the gold price and cash margin realized throughout a period.

Average realized price is calculated as revenue from contracts with customers less silver revenue divided by gold ounces sold. Average realized cash margin represents average realized price per gold ounce sold less total cash costs per ounce sold.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD, except for per ounce data	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017(1)

Revenue from contracts with customers(2)	$108,311	$106,464	$457,615	$177,787
Less: Silver revenue	(1,150)	(1,670)	(5,362)	(1,994)
Gold revenue(3)	$107,161	$104,794	$452,253	$175,793
Gold ounces sold	89,011	86,514	367,428	141,927
Average realized price	$1,204	$1,211	$1,231	$1,239
Less: Total cash costs per ounce of sold	(610)	(700)	(623)	(683)
Average realized cash margin per ounce of gold sold	$594	$511	$608	$556
(1) Data for the year ended December 31, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to December 31, 2017.
(2) Revenue from contracts with customers is recognized net of treatment costs and refinery charges on revenue generated from concentrate sales in the amount of $4,474 (2017 – $5,704) and $17,074 (2017 – $6,748) for the three months and year ended December 31, 2018, respectively. The portion of these treatment costs and refinery charges related to gold concentrate sales were $4,410 (2017 – $5,597) and $16,797 (2017 - $6,623) for the three months and year ended December 31, 2018, respectively.
(3) Gold revenue excludes the gain (loss) on trade receivables at fair value related to provisional pricing adjustments in the amount of a gain of $285 (2017 – $594) and a loss of $3,059 (2017 - gain of $146) for the three months and year ended December 31, 2018, respectively.

Adjusted earnings and adjusted basic earnings per share

Adjusted earnings and adjusted basic earnings per share are used by management and readers to measure the underlying operating performance of the Company. Presenting these measures helps management and readers evaluate earning trends more readily in comparison with results from prior periods.

Adjusted earnings is defined as net earnings adjusted to exclude specific items that are significant, but not reflective of the underlying operations of the Company, including: loss on financial instruments at fair value, amortization of discount on senior secured term credit facility, amortization of loan facility transaction costs, accretion on convertible notes, impairment provisions and reversals and deferred income tax expense (recovery). Adjusted basic earnings per share is calculated using the weighted average number of shares outstanding under the basic method of earnings per share as determined under IFRS.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD, except for per ounce data	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017

Basic weighted average shares outstanding	183,708,408	181,994,244	182,905,004	181,208,295

Adjusted earnings and adjusted basic earnings per share reconciliation

Net earnings (loss) for the period	$2,847	$(2,720)	$36,620	$(16,453)
Adjusted for:
Loss on financial instruments at fair value	10,736	8,460	17,113	26,430
Amortization of discount on credit facility	7,234	6,007	27,285	11,664
Amortization of loan facility transaction costs	95	-	95	-
Accretion on convertible notes	1,403	1,403	5,568	2,807
Deferred income tax expense (recovery)	(2,138)	(408)	12,668	(7,022)
Adjusted earnings	$20,177	$12,742	$99,349	$17,426
Adjusted basic earnings per share	$0.11	$0.07	$0.54	$0.10

Earnings from mine operations

Earnings from mine operations provides useful information to management and readers as an indication of the Company’s principal business activities before consideration of how those activities are financed, sustaining capital expenditures, corporate administrative costs, foreign exchange gain (loss), (loss) on financial instruments at fair value, interest and finance income and expense and taxation.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the year ended
In thousands of USD	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017(1)

Revenue	$108,596	107,058	454,556	177,933
Cost of sales	72,479	$80,168	$303,927	$125,080
Earnings from mine operations	$36,117	$26,890	$150,629	$52,853
 (1) Data for the year ended December 31, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to December 31, 2017.

Forward-Looking Statements

This news release contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and/or “financial outlooks” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements” or “forward-looking information”). The purpose of disclosing future oriented financial information and financial outlooks is to provide a general overview of management’s expectations regarding the anticipated results of operations and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking information may include, but is not limited to, information with respect to: production and cost guidance; expected financial results, including cash flow; the expected grade of gold produced; the ramp-up of the Brucejack Mine to 3,800 tonnes per day production rate, including capital upgrades, estimated capital expenditures and an updated mine plan in connection therewith, and a timeline therefor; payment of operating and debt obligations, including timing thereof and source of funds; our planned mining, exploration and development activities and the costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; our operational strategy; capital and operating cost estimates and timing thereof; production and processing estimates; the future price of gold and silver; our liquidity and the adequacy of our financial resources; our intentions with respect to our capital resources; our financing activities, including plans for the use of proceeds thereof; the estimation of mineral reserves and resources including the 2016 Valley of the Kings Mineral Resource Estimate Update and the 2016 Brucejack Mineral Reserve Estimate; the updates to our mineral reserves and mineral resources estimates and our life of mine plan and the anticipated timing thereof; realization of mineral reserve and resource estimates; timing of further development of our Brucejack Mine; results of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with approvals, consents and permits under applicable legislation; our executive compensation approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; our effective tax rate and the recognition of our previously unrecognized income tax attributes; new accounting standards applicable to the Company, including methods of adoption and the effects of adoption of such standards; and statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, those related to: the accuracy of our mineral resource and reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based; uncertainties relating to inferred mineral resources being converted into measured or indicated mineral resources; commodity price fluctuations, including gold price volatility; general economic conditions; the inherent risk in the mining industry; significant governmental regulations; currency fluctuations, and such other risks as are identified in Pretivm’s Annual Information Form dated March 28, 2018, Form 40-F dated March 28, 2018, MD&A and other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). Our forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking statements contained in this news release, we have made certain assumptions about our business, including about our exploration, development and production activities, and the results, costs and timing thereof; timing and receipt of approvals, consents and permits under applicable legislation; the geopolitical, economic, permitting and legal climate that we operate in; the price of gold and other commodities; exchange rates; market competition; the adequacy of our financial resources, and such other material assumptions as are identified in the other Pretivm Disclosure Documents. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this news release, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.